SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Nautilus Biotechnology, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

63909J 108

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63909J 108

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,911,151
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,911,151

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,911,151
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 63909J 108

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,911,151
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,911,151

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,911,151
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 63909J 108

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,911,151
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,911,151

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,911,151
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Nautilus Biotechnology, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 425 Pontius Ave N, Ste 202, Seattle, WA 98109.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Perceptive Advisors LLC (“Perceptive Advisors”), Joseph Edelman (“Mr. Edelman”), and Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”, and together with Perceptive Advisors and Mr. Edelman, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Perceptive Advisors serves as the investment advisor to the Master Fund, and Mr. Edelman is the managing member of Perceptive Advisors. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)

The principal business of Perceptive Advisors is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of the Master Fund is to invest in securities. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors.

(d)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Perceptive Advisors is a Delaware limited liability company. Mr. Edelman is a United States citizen. The Master Fund is a Cayman Islands corporation.

Schedule A attached hereto sets forth the information regarding the directors of the Master Fund.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the shares of the Common Stock in the transactions and at the prices described in Item 5(c), and pursuant to the business combination (the “Merger”) between the Issuer (f/k/a ARYA Sciences Acquisition Corp. III (“ARYA”), Mako Merger Sub, Inc., Delaware corporation and wholly-owned subsidiary of ARYA, and Nautilus Subsidiary, Inc., a Delaware corporation (f/k/a Nautilus Biotechnology, Inc.) (“Old Nautilus”), which closed on June 9, 2021.

At the effective time of the Merger (the “Effective Time”), and subject to the terms and conditions of the Business Combination Agreement, each share of Old Nautilus common stock and preferred stock that was convertible into a share of Old Nautilus common stock held by the Master Fund was canceled and converted into the right to receive the number of shares of the Issuer’s Common Stock equal to the product (rounded down to the nearest whole number) of the number of such shares held immediately prior to the Effective Time multiplied by 3.62807118207724 (the “Exchange Ratio”).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock set forth in Item 5(c) and hold their shares of Common Stock for investment purposes. Michael Altman serves as a member of the Issuer’s board of directors, and is a Managing Director at Perceptive Advisors.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information set forth in Item 6 below is incorporated by reference to this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 124,045,255 outstanding shares of Common Stock as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2021.

As disclosed in an amendment to Schedule 13G filed on June 14, 2021, ARYA Sciences Holdings III (the “Sponsor”) holds 4,146,500 shares of the Issuer’s Common Stock. Mr. Altman and Adam Stone are the directors of the Sponsor. Mr. Stone is the Chief Investment Officer of Perceptive Advisors. In the aggregate, the Master Fund and the Sponsor hold 13,057,651 shares of Common Stock, which represents 10.5% of the Issuer’s outstanding shares of Common Stock.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

On June 9, 2021, the Master Fund acquired (i) 5,500,000 shares of Common Stock from the Issuer pursuant to the Issuer’s private placement, at a purchase price of $10.00 per share, and (ii) 2,914,113 shares of Common Stock from the Issuer in connection with the closing of the Merger and in exchange for the shares of Old Nautilus held by the Master Fund at the Exchange Ratio. Schedule B of this Schedule 13D sets forth the other transactions in the Common Stock effected by the Reporting Persons during the past sixty days, and is incorporated by reference into this Item 5(c).

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration Rights and Lock-Up Agreement

On February 7, 2021, ARYA entered into an Amended and Restated Registration Rights and Lock-Up Agreement, which was effective as of the Closing, with the Master Fund, ARYA Sciences Holding III, a Cayman Islands exempted limited company, ARYA’s initial shareholders, Nautilus’ directors, and certain holders of Nautilus’ capital stock. Pursuant to the terms of the Amended and Restated Registration Rights and Lock-Up Agreement, the Issuer will be obligated to file a registration statement to register the resale of certain shares of the Issuer’s Common Stock within 45 days after the Closing. In addition, pursuant to the terms of the Amended and Restated Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the parties to the agreement may demand at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by such holders, and the Issuer is separately required at all times to maintain an effective resale registration statement for the benefit of the holders party to the agreement. The Amended and Restated Registration Rights and Lock-Up Agreement will also provide such holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Amended and Restated Registration Rights and Lock-Up Agreement further provides for the securities of the Issuer held by the holders party thereto to be locked-up for a period of time following the Closing, subject to certain exceptions.

This summary is qualified by the actual terms of the Amended and Restated Registration Rights and Lock-Up Agreement, a copy of which is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement

Exhibit 2 Form of Amended and Restated Registration Rights and Lock-up Agreement, dated as of February 7, 2021, by and among ARYA Sciences Acquisition Corp III and the persons named therein. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2021

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of the shares of Common Stock (to the extent not pursuant to Item 5(a)) of each director of the Master Fund (to the extent not set forth in Item 2).

Master Fund
Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Shares of Common Stock
Scott Dakers (United Kingdom)	Director	c/o Elian Fiduciary Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9007 Cayman Islands	None
Ernest A. Morrison (United Kingdom)	Director	Cox Hallett Wilkinson Milner House 18 Parliament Street P.O. Box HM 1561 Hamilton HM FX Bermuda	None
James Nicholas (United States)	Director	c/o GenesisPoint LLC 30 Old Kings Highway S Darien, CT 06820	None

Schedule B

Name	Date of Transaction	Number of Shares Acquired / (Disposed)	Transaction	Price Per Share
Master Fund	6/3/2021	330,050	Purchase	10.05	(1)
Master Fund	5/24/2021	7,063	Purchase	$10.05
Master Fund	5/20/2021	159,925	Purchase	$10.05

(1)

These shares were purchased in multiple transactions at prices ranging from $10.01 to $10.15, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges of the prices reported.